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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549



                                  FORM 8-A/A2

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

                     PURSUANT TO SECTION 12(b) OR (g) OF THE

                         SECURITIES EXCHANGE ACT OF 1934

                              INTERIM SERVICES INC.

              (Exact name of registrant as specified in its charter)

       DELAWARE                                      36-3536544
 ----------------------                  ----------------------------------
(State of incorporation                 (I.R.S. Employer Identification No.)
    or organization)

2050 SPECTRUM BOULEVARD, FT. LAUDERDALE, FLORIDA                    33309
------------------------------------------------                    -----
    (Address of principal executive offices)                      (Zip Code)


     SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(B) OF THE ACT:

Title of each class                          Name of each exchange on which
to be so registered                          each class is to be registered

Preferred Stock Purchase Rights              New York Stock Exchange


       SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(G) OF THE ACT:

                                      None
                                (Title of Class)
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ITEM 1.   DESCRIPTION OF REGISTRANTS SECURITIES TO BE REGISTERED.

          On February 17, 1994, the Board of Directors of Interim Services Inc. (the "Company") declared a dividend distribution of one right (a "Right") for each outstanding share of Common Stock, $.01 par value (the "Common Stock"), of the Company. The dividend was payable to the shareholders of record at the close of business on April 1, 1994 (the "Record Date"). In addition, the Company authorized the issuance of one Right with respect to each share of Common Stock that became outstanding after the Record Date. Except as set forth below, each Right, when exercisable, entitles the registered holder to purchase from the Company one one-hundredth of a share of a new series of voting preferred stock, designated as "Participating Preferred Stock," $.01 par value (the "Preferred Stock"), at a price of $98.00 per one one-hundredth of a share (the "Purchase Price"), subject to adjustment as described herein.

          The initial description and terms of the Rights were set forth in a Rights Agreement dated March 17, 1994 between the Company and Boatmen's Trust Company ("Boatmen's"), as Rights Agent. On June 26, 1996, the Company, Boatmen's and ChaseMellon Shareholder Services, L.L.C. ("Chase") entered into Amendment No. 1 to Rights Agreement whereby the Company removed Boatmen's as Right Agent and appointed Chase as successor Rights Agent. On February 25, 1997, the Company and Chase entered into Amendment No. 2 to Rights Agreement. The current description and terms of the Rights are set forth in the Rights Agreement, as amended (the "Rights Agreement")

          As of the Record Date, the rights attached to all Common Stock certificates representing shares then outstanding. The Rights also attached all Common Stock certificates representing shares that became outstanding after the Record Date.

           No separate Right certificates will be distributed until the earlier of (i) either (a) a public announcement that, without the prior express written consent of the Company to the actions in question, executed on behalf of the Company, by a duly authorized officer of the Company following the express approval by action of at least a majority of the members of the Board of Directors then in office (the "Prior Written Approval of the Company"), a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, 15% or more of the outstanding shares of Common Stock of the Company, or (b) the date on which the Company first has notice or otherwise determines that a person has become an Acquiring Person (the first to occur of the events in clause (a) or (b) above being called the "Stock Acquisition Date"), or
(ii) the close of business on the tenth business day after (or such later date as may be determined by the Board of Directors, but in no event later than the date set forth in Clause (i) above) the date of the commencement, or first public announcement, of an intention to make a tender offer or exchange offer (if such intention to commence remains in effect for five business days after such commencement or announcement) without the Prior Written Approval of the Company, for 15% or more of the outstanding shares of such Common Stock (the earlier of the dates described in clause (i) or (ii) above being called the "Distribution Date").

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          Until the Distribution Date (or earlier redemption or expiration of the Rights), certificates for Common Stock (including the Common Stock held in the Company's treasury on the Record Date) that becomes outstanding after the Record Date will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the Rights may only be transferred with the Company's Common Stock and the surrender for transfer of any Common Stock certificates will also constitute the transfer of the Rights associated with the Common Stock represented by such certificates.

          As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Company's Common Stock as of the close of business on the Distribution Date and such separate certificates alone will then evidence the Rights.

          The Rights are not exercisable until the Distribution Date. Unless extended by the Board of Directors, the Rights will expire on the earlier of
(i) April 1, 2004, or (ii) the redemption or exchange of the Rights by the Company, as described below (the "Final Expiration Date").

          The Purchase Price payable, and the number of shares of Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock, (ii) upon the determination of a record date for the distribution of holders of Preferred Stock, or (iii) upon the determination of a record date for the distribution to holders of Preferred Stock or evidences of indebtedness, cash or assets (excluding regular periodic cash dividends out of earnings or retained earnings or dividends payable in Preferred Stock) or of convertible securities, subscription rights or warrants (other than those referred to above).

          In the event that, following the Distribution Date: (i) the Company consolidates with or merges into another person, (ii) any person consolidates with or merges into the Company and the Company is the continuing or surviving corporation of such merger and, in connection with such merger, all or part of the Common Stock of the Company is changed into or exchanged for securities of another person, cash or other property, or
(iii) the Company sells or otherwise transfers, in one or more transactions, 50% or more of its assets or earning power, then proper provision shall be made so that each holder of a right (other than the Acquiring Person or any affiliate or associate of the Acquiring Person) shall thereafter have the right to receive, upon the exercise of the Right and payment of the Purchase Price, that number of shares of common stock of the surviving or purchasing company (or, in certain cases, one of its affiliates) which at the time of such transaction would have a then current market value of two times the Purchase Price (such right being called the "Merger Right").

          In the event that any person shall become an Acquiring Person, proper provision shall be made so that each holder of a Right (other than the Acquiring Person or any affiliate or associate of the Acquiring Person) will have the right to receive, upon the exercise of the Right

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and payment of the Purchase Price, that number of shares of Common Stock of the Company having a then current market value of two times the Purchase Price of the Right, subject to the availability of a sufficient number of treasury shares or authorized but unissued shares, and then a common stock equivalent (such as Preferred Stock or another equity security with at least the same economic value as the Common Stock) having a then market value of two times the Purchase Price of the Right (such right being called the "Subscription Right).

          Upon the occurrence of any of the events giving rise to the exercisability of the Subscription Right or the Merger Right, any Rights that are or were owned by an Acquiring Person or an affiliate or an associate of an Acquiring Person will become void insofar as they relate to the Subscription Right or Merger Right and such holder will have no right to exercise such Rights from and after the occurrence of such an event insofar as they relate to the Subscription Right or the Merger Right.

          With certain exceptions, no adjustments in the Purchase Price or the number of shares covered by each Right will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional shares of Common Stock or other securities issuable upon exercise of he Rights (other than Preferred Stock) will be issued. In lieu of fractional shares, an adjustment in cash will be made based on the market price of the Common Stock on the last trading date prior to the date of exercise of such Rights.

          At any time prior to the date a person becomes an Acquiring Person (or the earlier expiration of the Rights), a majority of the Board of Directors of the Company may elect to redeem the Rights in whole, but not in part, at a price of $.01 per Right (the "Redemption Price"). Immediately upon the action of the Board of Directors electing to redeem the Rights, the Company shall make announcement thereof, and the right to exercise the Rights will terminate and the only right of the holders of the Rights will be to receive the Redemption Price. The redemption of the Rights by the Board of Directors may be made effective at such time, on such basis and with such conditions as the Board of Directors may establish.

          After a person or group has become an Acquiring Person, the Company may exchange all or part of the then outstanding and exercisable Rights (other than Rights owned by an Acquiring Person that became void with respect to the Merger Right or the Subscription Right) for Common Stock or common stock equivalents at an exchange ratio of one share of Common Stock (or equivalent value of common stock equivalent) per Right. The Company may not effect such an exchange, however, at any time after any person (other than the Company and related entities), together with certain related parties, beneficially owns 50% or more of the Common Stock. Upon action by the Company ordering such exchange, the right to exercise the Rights subject to the exchange will terminate and the only right of the holders of such Rights will be to receive shares of Common Stock based on the above exchange ratio.

          The Preferred Stock purchasable upon exercise of the Rights will be nonredeemable and junior to any other series of preferred stock the Company may issue (unless otherwise provided in the terms of such stock). Each share of Preferred Stock will have a preferential quarterly dividend in an amount equal to 100 times any dividend declared on each

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share of Common Stock, but in no event less than $1.00 per share.  In the event of liquidation, the holders of Preferred Stock will receive a preferred liquidation payment equal to the greater of $100.00 or 100 times the payment made per each share of Common Stock. Each share of Preferred Stock will have 100 votes on all matters submitted to the vote of shareholders of the Company and vote together as one class with the holders of shares of the Company's Common Stock and the holders of any other capital stock of the Company having general voting rights. In the event of any merger, consolidation, combination or other transaction in which shares of the Company's Common Stock are exchanged for stock or securities of another person, cash or other property, each share of Preferred Stock will be entitled to receive 100 times the amount and type of consideration received per share of Common Stock. The rights of the Preferred Stock as to dividends, liquidation and voting, and in the event of mergers and consolidations, are protected by customary anti-dilution provisions. Fractional shares of Preferred Stock in integral multiples of one one-hundredth of a share of Preferred Stock will be issuable; however, the Company may elect to distribute depository receipts in lieu of such fractional shares. In lieu of fractional shares, other than fractions that are multiples of one one-hundredth of a share, an adjustment in cash will be made based on the market price of the Preferred Stock on the last trading date prior to the date of exercise of such Rights.

          The Company may from time to time supplement or amend the Rights Agreement without the approval of any holders of Rights Certificates in order to
(a) cure any ambiguity, (b) to correct or supplement any provision contained therein which may be defective or inconsistent with any other provisions therein, (c) to shorten or lengthen any time period thereunder (including, without limitation, to extend the Final Expiration Date), (d) increase or decrease the Purchase Price, (e) lower the Acquiring Person threshold, or (f) to change or supplement the provisions thereunder in any manner which the Company may deem necessary or desirable and which will be consistent with, and for the purpose of fulfilling, the objectives of the Board of Directors in adopting the Rights Agreement. Any such supplement or amendment shall be evidenced by a writing signed by the Company and the Rights Agent; provided, however, that from and after such time as any person becomes an Acquiring Person, the Rights Agreement shall not be amended in any manner which would adversely affect the interest of the holders of Rights.

          Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, no rights to vote, to receive dividends or distributions, to give or withhold consent to any corporate action or to receive notice of meetings or other actions affecting shareholders.

          The distribution of the Rights was not taxable to the Company or its shareholders. The Rights are not dilutive and do not affect reported earnings per share. The Company received no proceeds from the issuance of the Rights as a dividend.

          As of the Record Date, the Company had a total of 11,500,000 shares of Common stock issued, all of which were outstanding. Each outstanding share of Common Stock on the Record Date received one Right. Each share of Common Stock that became outstanding after the Record Date has also received one Right. As of September 5, 1997, the Company had a total of

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39,361,465 shares of Common Stock issued and outstanding.  As of the Record
Date, and as of September 5, 1997, the Company had a total of 2,500,000 shares of Preferred Stock authorized, of which no shares were outstanding. 500,000 shares of Participating Preferred Stock of the Company are reserved for issuance upon exercise of the Rights.

          The Rights may have the effect of impeding a change in control of the Company without the prior consent of the Company's Board of Directors. The Rights will cause substantial dilution to a person that attempts to acquire the Company without conditioning the offer on redemption of the Rights by the Board of Directors of the Company or on the acquisition by such person of a substantial number of Rights. The Rights should not interfere with any merger, consolidation or other business combination approved by the Board of Directors since the Rights may be redeemed by the Board as described above.


ITEM 2.   EXHIBITS.

          The following exhibits are filed as a part of this Registration
          Statement:

     1.1 Rights Agreement dated March 17, 1994 between the Company and Boatmen's Trust Company, which includes as Exhibit B the form of Right Certificate, filed on April 14, 1994 as Exhibit 1.1 to the Company's Registration Statement on Form 8-A is incorporated herein by reference.

     1.2 Amendment No. 1 to Rights Agreement dated June 26, 1996 between the Company, Boatmen's Trust Company, and ChaseMellon Shareholder Services, L.L.C., filed on February 28, 1997 as Exhibit 3.1 to the Company's Registration Statement on Form 8-A/A, is incorporated herein by reference.

     1.3 Amendment No. 2 to Rights Agreement dated February 25, 1997 between the Company and ChaseMellon Shareholder Services, L.L.C. ., filed on February 28, 1997 as Exhibit 4.1 to the Company's Registration Statement on Form 8-A/A, is incorporated herein by reference.

     2.1 Certificate of Designation, Preferences and Rights of Participating Preferred Stock, filed on April 14, 1994 as Exhibit 2.1 to the Company's Registration Statement on Form 8-A, is incorporated herein by reference.

     2.2 Certificate of Increase of Shares Designated as Participating Preferred Stock, dated September 23, 1997.

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                                    SIGNATURE


          Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this amended Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.



          Dated:  November 3, 1997      INTERIM SERVICES INC.



                                        By:  /s/ John B. Smith
                                             -----------------
                                                 John B. Smith, Esq.
                                                 Senior Vice President and
                                                 General Counsel



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